

April 12, 2011

<u>Via E-mail</u>

Steve Secrist
Vice President and General Counsel
Puget Energy, Inc.
10885 N.E. 4th Street, Suite 1200
Bellevue, Washington 98004

  Re: Puget Energy, Inc.
    Amendment 1 to Registration Statement on Form S-4
    Filed March 25, 2011
    File No. 333-172033

Dear Mr. Secrist:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one in our letter dated February 28, 2011. The letter submitted does not include all the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. With your next amendment, please provide us with the supplemental letter that you state you intend to submit regarding your reliance on our positions enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), K-III Communications Corporation, SEC No-Action Letter (May 14, 1993) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please ensure that your letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

<u>Extensions, Delay in Acceptance, Termination or Amendment, page 22</u>

2. We note your response to comment five in our letter dated February 28, 2011. Please also confirm that any such delay will be consistent with Rule 14c-1(c).

Steve Secrist
Puget Energy, Inc.
April 12, 2011
Page 2

Return of Original Notes Not Accepted or Rejected, page 26

3. We note your response to comment seven in our letter dated February 28, 2011. It does not appear, however, that the revision was made in the penultimate paragraph on page 30. Please revise.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Andrew Bor
        Perkins Coie LLP
        1201 Third Avenue, Suite 4800
        Seattle, Washington 98101-3099